UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 7, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 7, 2010 announcing that STMicroelectronics has completed the sale of Numonyx to Micron Technology.

PR No.:  C2629C

STMicroelectronics Completes the Sale of Numonyx to Micron Technology

Geneva, Switzerland, May 7, 2010 – Following the announcement today by Micron Technology of the closing of its acquisition of Numonyx Holdings B.V., STMicroelectronics (NYSE:STM) announced that in connection with the sale of its 48.6% stake in Numonyx, ST has received the following consideration:

-
66.88 million shares of Micron common stock which will be dealt as a financial investment. At yesterday’s Micron’s share price, the value of the shares is $585.2 million A substantial portion of such Micron shares is hedged; and

-	future full ownership of the Numonyx M6 facility in Catania, Italy, which ST has committed to contribute to a new photovoltaic joint initiative among Enel, Sharp and ST.

-	In connection with the transaction, ST has a payable of $77.8 million due to Francisco Partners at the end of the shares lock-up period.

Also, at closing of this transaction the senior credit facility that is supported by ST’s guarantee of $225 million has been repaid in full.

Based on yesterday’s Micron closing share price of $8.75 per share, the transaction results in an estimated gain after tax of approximately $245 million to be reported in ST’s fiscal second quarter Income Statement.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

 For further information, please contact:

INVESTOR RELATIONS:

Tait Sorensen

Director, Investor Relations

Tel: +1 602 485 2064

tait.sorensen@st.com

MEDIA RELATIONS:

Maria Grazia Prestini

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 7, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer